Exhibit 10.15

LEASE AGREEMENT

1. Lessor:	HG 3 Beteiligungsverwaltung GmbH & CoKG
FN 501241 w

Rotenturmstrasse 13/4th floor, 1010 Vienna

2. Lessee:	Alphaexscientia Beteiligungs GmbH

FN 561674 t

Vienna Biocenter 5, 1030 Vienna

3. Rental property:	2965 m2 office space on the 3rd floor

116 m2 storage areas in the basement

4. Start of the lease:	the first day of the month following the takeover of the rental properties, at the earliest 01/10/2022, at the latest 01/01/2023. The regulations agreed under 3.1.2 apply in the event of delays beyond 01/10/2022.

5. Term of lease:	for a limited period of time at the end of the seventh year following the start of the lease, the tenancy ends without the need for termination, upon takeover on 01/10/2022 at the end of 30/09/2029.

6. Rent:	The rent is composed of the flat-rate rent in the amount of EUR 47,510.75 net per month plus operating and ancillary costs in accordance with point 7 and VAT in the (respective) statutory amount

7. Current operating and ancillary cost discounts:	current account operating and ancillary costs general parts: EUR 9,127.00/month net plus VAT in the statutory amount.

8. Indexation:	Main rent index CPI 2020 = 100

Reference month: the month of conclusion of the Agreement

9. Use:	exclusively for use for office purposes (and storage purposes in the basement) in compliance with all statutory and official regulations that do not lead to the pre-tax exclusion

10 .Security deposit:	3 Gross monthly rent (consisting of flat-rate rent as well as operating and ancillary cost discounts plus VAT) in the form of an abstract bank guarantee, that is EUR 203,895.90

11. Fee assessment basis:	EUR 5.709,085.20

12. List of Appendices:	Layout plan Appendix 1.2

Rental space office floor basic fit-out 3rd floor Appendix 1.2.1.

Furniture concept 3rd floor Appendix 1.2.1.1.

Floor plan of basement Appendix 1.2.3.

Company names Appendix 1.5

Construction and equipment description Appendix [1.7.1]

Warranty provisions GU-TGA (General Contractor-Technical Building Installations) Appendix 1.7.1.a.

Warranty provisions GU-TGA (General Contractor-Building) Appendix 1.7.1.b.

Sample Bank Guarantee Appendix4.6.1

1.	Rental property

1.1.	The Lessor is the sole owner of the property EZ6702, land register01613, Floridsdorf District Court, with the properties no. 1572/3 and 1572/5 and address 1210 Vienna, Siemensstrasse 89 (“Property”), as well as the building to be newly built on it with a legally valid building permit notice dated 27/04/2020, in which the leased property is/will be located.

It is noted that a department of the newly created plot 1572/7 (construction site B) and the creation of a new deposit number based on the survey certificate of DI Meixner, GZ 19475c dated 29/03/2021, will take place for the garage even before the completion of the rental property.

1.2.	The Lessor leases and the Lessee leases in this building to be newly constructed, the areas described in more detail in Appendix 1.2. on the third floor as well as a warehouse in the basement floor (“rental property”). The rental property is shown in red in the site plan Appendix [1.2.1].

1.3.	The leased property is located in a building that is newly constructed on the basis of a building permit issued after 30 June 1953 without the aid of public funds (§ 1 para. 4 no. 1 MRG (Tenancy Law)). The leased property itself was constructed after 31 December 1967 without the aid of public funds. The present tenancy is therefore only subject to the termination restrictions of the MRG.

1.4.	Only the interior space, but not outdoor areas, is leased for exclusive use by the Lessee.

1.5.	The Lessee is entitled to affix company designations according to Appendix [1.5] to the areas to be designated by the Lessor. The business signs of the Lessee must be uniformly designed in accordance with the guidelines separately announced by the Lessor. The costs and risk for any official permits to be obtained shall be borne by the Lessee.

In the event of structural changes or maintenance and repair work, the Lessee undertakes, if reasonable, to remove and store its business signs at its own expense and to reattach them after completion of the work. In any case, the Lessee must also remove these business signs at the end of the Agreement at its own expense, while at the same time remedying any damages incurred as a result.

1.6.	Usable area of the leased property: the usable area of the leased property relevant to rent and operating and ancillary costs (leased area) is based on provisional figures at the time of conclusion of the Agreement on the basis of ÖNorm (Austrian set of standards) 1801 and is based on the site plan Appendix [1.2.1] and the usable area list according to Appendix [1.6a]. After completion of the building, the Lessor shall provide an expert report on the usable area at its own expense by a state-authorised civil engineer for surveying, which is to be prepared on the basis of ÖNorm 1801. On the basis of this report, the Lessor shall determine the usable areas of the building. In the event of deviations of the actual dimension from the aforementioned planned dimension to the extent of more than +/- 5% and thus the usable area, the rent and the operating and ancillary costs change accordingly; changes of up to +/- 5% are not to be taken into account.

1.7.	Condition and equipment of the rental property

1.7.1.	The equipment of the leased property can be found in the building and equipment description Appendix [1.7.1]. The condition corresponds to the conditions required by the building authorities for issuing the building permit. The Lessee must obtain any additional permits (in particular also those from the trade authorities) that result from the respective specific use by the Lessee in a timely manner and provide proof to the Lessor at its own expense. Any resulting costs and measures shall be borne by the Lessee at its own expense.

The Lessor was granted warranties by the companies used for the construction of the building, which result from the extracts from the GU-TGA part and the GU-Bau part (Appendix 1.7.1.a and 1.7.1.b.). The Lessor grants the Lessee warranty claims to the same extent as described in Appendices 1.7.1.a and 1.7.1.b. Within this framework, the Lessor guarantees that the leased property has been constructed in accordance with the building and equipment description (Appendix 1.7.1.). In addition, however, the Lessor does not provide any guarantee for a specific condition, a specific condition or property (in particular sound insulation) or a specific possible use of the leased property.

1.7.2.	If the authorities should impose new requirements that arise from the business activity of the Lessee after the handover of the leased property, the Lessee must fulfil these at its own expense. All other requirements of the authorities, insofar as they relate to other rental properties or the general parts of the property and are not exclusively caused by the business activity of the Lessee, must be fulfilled by the Lessor at its expense.

1.7.3.	The building and equipment description in accordance with Appendix [1.7.1] was discussed in detail with the Lessee before the conclusion of this Lease Agreement and coordinated in detail. The Lessee confirms that these two descriptions are suitable for its purposes and needs.

In the course of further planning and the execution of the office and business building, changes may arise to the plans and/or the building and equipment description, which are continuously brought to the Lessee's attention. The Lessee is entitled to reject planned changes in a justified manner, provided they are not due to legal or official requirements or if they are not insignificant changes or deviations. In this case, agreement must be reached between the contractual parties. The amended plans and/or construction and equipment description shall form an integral part of this Agreement. In any case, however, the Lessee must accept surface area deviations of up to (including) plus/minus five percent.

2.	Duration of Agreement

2.1.	The lease shall begin at the time specified in point [4.] of the cover sheet. The contractual payment obligations of the Lessee also begin at this time. The tenancy is concluded for a certain period and ends without requiring a termination at the end date stated in the cover sheet.

2.2.	Extraordinary early termination of the Agreement

2.2.1.	Each contractual party is entitled to premature termination of the Agreement if the other contractual party grossly or persistently violates the Agreement (despite registered reminder and setting of a grace period) or for other reasons provided for in this Agreement.

The Lessor is entitled to declare the early cancellation of the lease agreement for the reasons of § 1118 ABGB (Civil Code of Austria). In the event that the leased property is completely or partially destroyed by a circumstance covered by an existing insurance policy and the Lessor declares within one month, to rebuild the leased property, the parties shall, to clarify the question, whether the reconstruction can take place within one year from the (partial) destruction of the leased property, by mutual agreement appoint an independent civil engineer responsible for building construction or a generally sworn court expert for the construction industry. In the event that the civil technician/expert comes to the conclusion that the reconstruction cannot be completed within one year, the Lessee may immediately terminate the Lease Agreement prematurely. In the event that the reconstruction can take place within one year, the Lessee may terminate the lease agreement prematurely only if the reconstruction has not actually been completed within one year of (partial) destruction. Irrespective of any possible early dissolution, the Lessee is entitled to a rent reduction claim without restriction in accordance with § 1096 ABGB.

2.2.2.	If the lease relationship is prematurely terminated by the Lessor for a reason for which the Lessee is responsible and the leased property is empty until the originally agreed end of the lease agreement or it can only be rented at a lower rent, then the Lessee must transfer the leased property as described under [6.4] “Provision” and to pay to the Lessor the existing difference to the Lessor up to the end of the term, if applicable, in accordance with point 4. monthly net rents to be paid and pro rata operating costs. The Lessor is obliged to reduce the damage.

2.2.3.	The Lessee is entitled to terminate the lease relationship if the leased property becomes unsuitable for use for longer than two months due to the fault of the Lessor despite a written request to the Lessor to restore the contractually compliant condition within a reasonable period of time.

2.2.4.	The declaration of termination submitted by registered letter from one of the contractual parties to the address of the other contractual party last communicated to it shall terminate the contractual relationship with immediate effect.

3.	Handover of the rental property

3.1.	Handover

3.1.1.	The handover and acceptance of the rental property shall take place at the latest at the time specified in the cover sheet in the condition according to Appendix [1.7.1] The exact handover date shall be communicated by the Lessor in writing no later than six weeks before the planned handover.

3.1.2.	The handover is only deemed to be on time if the rental property is handed over in its entirety. In the event of a delay in the handover date, the latest handover date shall be deemed to be 31/12/2022, whereby a penalty in the amount of one net monthly rent per commenced month is to be paid to the Lessee from the delay (01/10/2022). In the event of a delay beyond 01/01/2023, the Lessee shall be entitled to a right of withdrawal with a final grace period of four weeks. An early handover before the planned date is permitted if the Lessee is informed in writing three months before the handover.

3.1.3.	The Lessee is obligated to take over the leased property at the date announced by the Lessor, unless the use of the leased property is objectively impossible due to significant defects that prevent the intended use.

3.2.	Handover report/ready for handover/arbitrator

3.2.1.	A written handover protocol must be prepared for the handover of the rental property on the day of handover and signed by the contractual parties. In this protocol, any defects of the executions or equipment to be provided by the Lessor must be recorded and the Lessor is then obligated to remedy any defects within a reasonable period at its own expense. If the remedy is not done in a timely and proper manner by the Lessor, the Lessee has the right to commission the replacement at the expense of the Lessor. In this case, the prohibition of offsetting pursuant to point [4.8.] of this Agreement does not apply. If minor deviations from the building and equipment description or minor defects that do not significantly impair use are found, the Lessee may not refuse to accept them, irrespective of its other rights.

By signing the handover report, the Lessee shall finally acknowledge the appropriateness of the agreed rent.

3.2.2.	If the contractual parties are unable to agree on their existence or non-existence within four weeks after the Lessor has announced the transfer readiness, this must be determined by DI Heinz Kropiunik (aetas Ziviltechniker GmbH) as arbitrator for both contractual parties. If the arbitrator cited above is – for whatever reason – not available, the arbitrator must be selected and appointed by the respective President of the Vienna Bar Association from the list of the experts for the construction industry registered with the Vienna Higher Regional Court. The arbitrator is entitled to consult sub-experts.

It is agreed that the arbitrator must have a liability insurance with a coverage sum of at least EUR 5,000,000.00. The costs of the arbitrator, including the costs for the coverage of a corresponding liability insurance, shall be borne by the party whose argumentation is rejected by the arbitrator, unless this party determines a different division for reasons of equity. The contractual parties are obligated to make advance payments at the request of the arbitrator.

This agreement is deemed to be an arbitrator Agreement.

If the arbitrator determines the existence of the transfer maturity, the Lessee is obligated to take over the rental property. If the arbitrator decides that the rental property is ready for handover within the meaning of this Agreement, the handover and takeover shall be deemed to have been completed on the day on which the Lessor requested the Lessee to take over (ex tunc).

3.2.3.	The Lessee shall be entitled to claims for damages against the Lessor to the same extent as these were granted to the Lessor by the companies it used for the construction of the building. With regard to a delayed handover [Point 3.1.2], the Lessee is also entitled to claims for damages to the same extent, insofar as the delayed handover is the responsibility of the Lessor. Any further claims against the Lessor, in particular for lost profit, cannot be made. In the event of termination of the Agreement for the reasons specified under point 3.1.2, all services rendered mutually with regard to the validity of this Agreement must be reversed.

3.3.	Keys/code cards

3.3.1.	The handover of keys and code cards as well as their number (at least 50 pieces) is noted in the handover protocol. Additional keys/code cards may be made by the Lessor at the request of the Lessee against reimbursement of the costs plus a reasonable processing fee. The transfer of keys/code cards of the Lessor may only be made to employees of the Lessee.

3.3.2.	Keys/code cards handed over by the Lessor or that are also reproduced by the Lessee with the consent of the Lessor must be returned in full after the end of the Agreement without the Lessor being obligated to pay compensation. If a change to the locking system is necessary due to the loss or theft of a key/code card, the Lessee must bear all associated costs or reimburse the Lessor. The same applies at the end of the lease relationship if the Lessee cannot hand over all keys/code cards in full.

4.	Rent, operating and ancillary costs

4.1.	Rent

The rent specified in point [6.] of the cover sheet is agreed by the contractual parties and is described by both parties as appropriate.

4.2.	Indexation

4.2.1.	The indexation (value protection) of the sublease is expressly agreed as follows:

The consumer price index published by STATISTIK AUSTRIA 2020 = 100 or an index replacing it serves as the primary calculation measure. The reference figure is the index number announced for the month specified in point [8.] of the cover sheet.

The index adjustment is done once a year by comparing the index number of the consumer price index 2020 announced for September of the respective calendar year. The rent shall then be adjusted from the 1st January of each year. It is expressly agreed that a decrease in the rent is also taken into account in the adjustment, whereby a decrease under the rent agreed in accordance with point 4 (minor interest at the time of the signing of the Agreement) is excluded. The index number relevant for the index adjustment then forms the starting basis for the next index adjustment. The change is credited at 100%.

If the index of the consumer prices is no longer published, the (successor) index announced by an official body shall be deemed to be the basis for the indexation that most closely corresponds to this index.

If no equivalent successor index is announced or a binding to an index is no longer possible or permissible for legal or factual reasons, the change in purchasing power must be determined by an expert to be appointed by mutual agreement between the contractual parties according to the principles that were last applied by STATISTIK AUSTRIA, so that the purchasing power of the originally agreed amount is maintained. If the contractual parties do not agree on the person of such an expert within four weeks, the respective president of the Vienna Bar Association appoints him at the request of each contractual party.

The costs of the arbitrator shall be borne by the part whose argumentation is rejected by the arbitrator, unless the arbitrator determines a different division for reasons of equity.

This agreement is deemed to be an arbitrator agreement.

4.2.2.	The Lessor's right to request an increase in the rent for the past due to the change in the index figures or the purchasing power shall only expire if this right is not asserted within three years from the relevant index change or the Lessor waives it in writing. However, a failure to assert the indexation does not mean a waiver of future indexation.

4.3.	Operating and ancillary costs

4.3.1.	The Lessee is obligated to pay the rent as well as the proportionate operating and ancillary costs of the property and the associated systems, facilities and areas, including VAT, from the time specified in point [4.] of the cover sheet.

4.3.2.	Operating costs (in the sense of building operating/management and consumption operating costs of the property, the building and the associated systems, facilities and areas) include:

a.	public levies, taxes and fees in the respective prescribed amount relating to the property and the building;

b.	the costs of supply and disposal with water, gas, (remote) heat and cooling as well as electricity from the public networks (including fees and costs incurred by the inspections of the lines required according to the delivery conditions) as well as the costs of gauging, maintenance and reading of measuring devices;

c.	the costs of the regular smoke trap sweeping due to the sweeping order, the costs of sewer removal, waste removal or waste disposal and pest control; with regard to waste disposal, each tenant must dispose of commercial or hazardous waste that is not normal general household or office waste separately and at his/her own expense; the same applies if a tenant causes continuously above-average waste quantities due to his/her business operations;

d.	the costs of supplying the general parts with electricity, heat and cooling, air, water and gas;

e.	the costs of the reasonable insurance of the building (based on the replacement value), against power damage, storm damage, glass breakage, burglary, business interruption, fire damage (fire insurance), the legal liability of the home owner (liability insurance), damage to tap water, including corrosion damage, against damage to parts of the equipment, such as certain machines and systems; the Lessee undertakes to join a global insurance agreement against comprehensive damages at the request of the Lessor;

f.	the – like the main rent, value-secured – costs of administration and facility management as well as the proportionate costs of the superordinate district management, including the associated costs for district app, central booking and information systems, etc.;

g.	the reasonable expenses for house care, including (land and maintenance) cleaning, maintenance of the general parts, the exterior of the façade, the support of the pavements and traffic routes that fall under the care of the property owner, including winter service, as well as the supervision of the house and the property;

h.	the costs of operating the communal systems (including the energy costs of the associated systems and consumption of them in general parts and rental properties, meter proving and energy management), i.e. in detail: passenger lift, the joint heating and cooling supply system, trash press heating systems, bell and intercom system, cooling unit, fire alarm and lightning protection/fire protection equipment, costs of the fire protection officer, of the smoke and heat extraction system, the safety lighting system, the fire extinguishing systems and fire extinguishers, of the water treatment systems, of the regulatory system, the safety technology and lighting system, of the smoke and heat extraction system, of the video surveillance system, of the time recording system, of the access control system, the (TUS) alarm systems, the property radio system, of the sprinkler system, the conveyor and lifting systems, of the escalators, of the RWA system (smoke and heat exhaust ventilation system), of the solar, Geothermal power plants and wind turbines, the communication systems, the emergency power system, the lighting, of the compensation system, of the doors, gates and fire doors, or the building control system;

i.	the costs for the ongoing care and care of green and garden facilities, watering and drainage or replacement planting.

4.3.3.	The proportionate ancillary costs include all expenses incurred by the Lessor for the maintenance, maintenance, repair, servicing and operation of the property, the office and business building and the associated areas and facilities (if these are not serious damages to the building to be borne by the Lessor). These include in particular:

a.	the costs of the implementation of government orders issued in connection with the proper operation/proper use of the leased property and the building (this is exclusively insofar as the requirements arise from the business activity of the Lessee);

b.	the costs of cleaning and maintaining all open spaces, access and entry routes, passageways, parking spaces, loading bays, fences, illuminated signs, collective signage systems or information and business signs inside and outside the building, including personnel costs in this regard;

c.	the costs of maintenance, repair, repair and repair as well as replacement of the gas, water, electricity as well as district heating and cooling lines (insofar as they are not laid in the building substance and it is not serious damage to be borne by the Lessor);

d.	the costs of maintenance, repair, repair and repair as well as renovation of the communal systems (including the energy costs of the associated systems and consumption of them in general parts and rental properties, meter proving and energy management), i.e. in detail: passenger lift, the joint heating and cooling supply system, trash press heating systems, bell and intercom system, cooling unit, fire alarm and lightning protection/fire protection equipment, costs of the fire protection officer, of the smoke and heat extraction system, the safety lighting system, the fire extinguishing systems and fire extinguishers, of the water treatment systems, of the regulatory system, the safety technology and lighting system, of the smoke and heat extraction system, of the video surveillance system, of the time recording system, of the access control system, the (TUS) alarm systems, the property radio system, of the sprinkler system, the conveyor and lifting systems, of the escalators, of the RWA system (smoke and heat exhaust ventilation system), of the solar, Geothermal power plants and wind turbines, the communication systems, the emergency power system, the lighting, of the compensation system, of the doors, gates and fire doors, or the building control system;

e.	the costs of operation and maintenance, repair and servicing as well as renovation (including the energy costs of the associated systems and consumption of these in general parts and rental properties, meter calibration and energy management) of the safety and monitoring systems, Access and access control systems, opening and closing systems, of the ventilation systems, air conditioning systems, toilet and wet groups, switchboard, speakers, music systems, Information statuses, other outdoor facilities, illuminated lettering systems, fences, collective signage systems, Information and business signs inside and outside the building, also in the public traffic area, flagpoles or flags and the like, which do not relate to individual tenants, but refer to the entire one;

In this context, the Lessor and the Lessee shall record that in the sense of this point [4th 3] of this Agreement under “Renewal Costs”, which the Lessee must bear, the costs are not to be understood, which, in accordance with the manufacturer's instructions, are replaced by a necessary complete replacement a) of the gas, water, current, district heating and refrigeration systems within the meaning of point [4.3 c] or b) of the communal facilities within the meaning of point [4.3 d] of this Agreement or c) of systems and facilities within the meaning of point [4.3 e] of this Agreement; the costs of such a possible exchange shall thus be borne by the Lessor.

4.3.4.	The operating and ancillary costs specified in point [4.3.] of this Agreement shall be borne as follows:

4.3.4.1.	The operating and ancillary costs that can be clearly and exclusively assigned to a specific rental property are to be borne solely by the Lessee.

4.3.4.2.	If there are deviations in a comparison between the main meter of the building and existing sub-meters, the calculations are made according to the consumption of the main meter in the ratio of all intermediate meter with respect to the total consumption of the building.

4.3.4.3.	All other operating and ancillary costs are to be allocated to the usable areas of the building, insofar as this is objectively, organisationally and technically justified, and divided among the tenants of the area formed by this allocation in the ratio of the leased other usable areas used by the Lessor or not leased despite their rentability.

4.3.4.4.	All operating and ancillary costs not attributable in accordance with point [4.3.4.1.] or point [4.3.4.2.] are to be borne by the Lessee in proportion to the usable area of the respective rental property to the total usable area of all rentable properties.

4.3.4.5.	If the Lessee does not make use of the use of common systems, facilities and areas, this does not release it from the obligation to bear the proportionate operating and ancillary costs, unless the Lessor has expressly agreed in writing in advance.

4.4.	Operating and ancillary cost account and settlement

4.4.1.	Together with the payment of the monthly rent, the Lessee shall also make appropriate monthly advance payments on the expected operating and ancillary costs, divided into the operating and ancillary costs of general parts and the consumption-dependent Lessee-specific energy operating and ancillary costs, plus the respective statutory VAT.

4.4.2.	The current operating and ancillary cost discounts for the building are as follows:

EUR 9,127.00 net p.m. plus statutory VAT.

4.4.2.1.	Operating and ancillary costs for general parts: in accordance with point [7.] of the cover sheet

4.4.2.2.	Lessee-specific energy, operating and ancillary costs: according to point [7.] of the cover sheet

The tenant-specific energy, operating and ancillary costs include heating, cooling, ventilation and water of the rental property, the energy costs (electricity, heat/cold, water) of the associated building technology systems as well as the maintenance, repair, repair and maintenance as well as renovation of associated systems (insofar as these do not fall under the Lessor's maintenance obligation), insofar as direct purchase Agreements are not concluded by the Lessee for their purchase.

4.4.3.	The actual operating and ancillary costs shall be billed annually by the Lessor or the company commissioned with the management of the building no later than 30/06 of the following year.

4.4.4.	Even if the lease relationship is terminated, the invoicing is done until the end of the lease agreement exclusively at the time of the annual operating and ancillary costs statement.

4.4.5.	If there is a surplus in favour of the Lessee from the annual statement, this surplus amount is to be offset by the Lessor against the next provision(s) or offset against any existing payment arrears of the Lessee; any additional payments are to be made by the Lessee within two weeks after the provision at the latest.

All invoices and account charges by the Lessor/in the name of the Lessor are deemed to be recognised by the Lessee if objections justified in writing have not been raised by the Lessee within three months after receipt. The Lessee is entitled to inspect the accounting documents within this period at the registered office of the company commissioned with the administration and to make copies at its own expense. Claims that are not asserted within a period of three months after receipt of the invoice expire with the expiry of the period.

4.5.	Costs to be paid directly by the Lessee

All costs incurred in the rental property itself (such as in particular for cleaning, electricity, telephone, internet, radio) are to be paid by the Lessee directly to the respective supplier or service provider. The Lessee is required to conclude direct contracts with the individual suppliers or providers for such costs, if possible. If such costs are nevertheless prescribed to the Lessor, the Lessee undertakes to pay within 14 (fourteen) days after the specification including submission of copies of invoices.

It is noted that the connection with fibre optic lines up to the provider room in the basement of the rental property and further up to the LAN rooms in each rental unit is made and operated by Magenta. It is the Lessee's responsibility to make a direct agreement with Magenta for the internal design of LAN/WLAN and internet within the rental unit. In the event that the Lessee wishes to commission another provider to supply the rental unit, this provider must directly conclude an agreement with Magenta on the use of the lines from Magenta to the respective LAN room. In this case, Magenta is obligated to provide the transmission lines with a market-compliant fee.

4.6.	Security deposit

4.6.1.	The Lessee shall provide a security deposit at the latest three months prior to the planned transfer date in the amount specified under point [10.] of the cover sheet in the form of an abstract, unconditional and irrevocable bank guarantee that is to be paid out on first call-off, subject to Austrian law (sample Appendix .[ 4.6.1]) of a bank acceptable to the Lessor to secure all claims of the Lessor arising from this tenancy.

4.6.2.	The bank guarantee must have a term of at least seven years plus six months and must be adjusted accordingly within 14 (fourteen) days at the request of the Lessor in accordance with any increase in the main rent due to the indexation or the operating and ancillary cost account.

4.6.3.	In the event of a shorter term of the guarantee, the Lessee must hand over an extension of this bank guarantee to the Lessor no later than six months before its expiry for a further three years or provide another equivalent bank guarantee, otherwise the Lessor is entitled to draw the bank guarantee and convert it into a cash deposit. If the Lessor makes use of the security deposit, the Lessee is obligated to replenish it at the request of the Lessor within a maximum of 14 (fourteen) days. The Lessor is entitled to clarify even before the end of the lease relationship, to cover due claims of any kind against the Lessee from or in connection with the lease relationship from the security deposit.

4.6.4.	In the event of termination of the tenancy, with the contractual provision of the leased property, an amount of ten percent (“ensuring”) for gross, operating and ancillary costs not yet finally invoiced will be retained by partial drawing (cash deposit) or deposited by the Lessee in the form of a new, reduced bank guarantee and will be retained by the Lessee as security until the first of the termination of the tenancy. After submission of the annual operating costs statement and repayment of any additional claims within two weeks, any remaining amount from the guarantee must be paid out to the Lessee without interest. Any (partial) use of the security amount must be invoiced by the Lessor.

4.6.5.	In the event of a change of ownership of the property, the Lessee shall ensure at the request of the Lessor that the bank guarantee is issued in a timely manner to the new owner, otherwise the Lessor is entitled to draw the bank guarantee and convert it into a cash deposit.

4.7.	Value added tax

The Lessee acknowledges that, as a result of the new version of § 6 para. 2 UStG (VAT Act) by the 1st StabG (Economic Stability and Growth Law) 2012, the Lessee can only claim an input tax deduction for those investments and costs that it spends on the leased property, as long as the Lessee uses the leased property almost exclusively (more than 95 percent) to achieve revenue that does not exclude the input tax deduction. According to the aforementioned statutory provision, the Lessor must also prove these prerequisites. For this reason, the business activity to be carried out in the rental property was specifically defined under point [9.] of the cover sheet, which entitles the Lessee to deduct input tax. If the Lessee wishes to change the business activity carried out to achieve sales in the leased property in such a way that it wishes to achieve more than five percent of the total sales in the leased property with activities that exclude a deduction of input tax, it undertakes to bring this intention to the Lessor's attention in writing, but at least three months before the commencement of such activity.

In the event of such a change in the previously agreed type of use of the rental property and the overall entrepreneurial activity carried out by the Lessee in the rental property, the last net amount of rent and operating and ancillary costs paid by the Lessee shall be increased by the previously shown amount of the previously indicated amount of the type of use, pro rata VAT in the respective statutory amount attributable to rent and operating and ancillary costs, so that a monthly, VAT-exempt total payment (gross = net), which corresponds to a monthly total payment including VAT.

The Lessee shall therefore pay an amount corresponding to the VAT with regard to the loss of the input tax deduction. The Lessee shall also compensate the Lessor for any pre-tax payments that may be made on its usable area on a pro rata basis from the reinvoices for acquisition or production costs, capitalised expenses or major repairs regulated in § 12 par. 10 UStG within the legally prescribed pre-tax adjustment period, each year at the due date.

It is mutually agreed that this notification obligation of the Lessee constitutes a very fundamental contractual obligation, since its omission or the change of the business activity carried out in the leased property in the above-mentioned sense would have very serious economic effects on the Lessor: In this case, the input tax deduction previously made in good faith on a pro rata basis from the Lessee could be withdrawn retroactively made in good faith until then, and it would only have to - without the appropriate calculation of the economic consideration of the Lessee - be based on a unilateral, change to its entrepreneurial type of use of the rental property made without approval, (activity excluding input tax deduction in the amount of more than five percent of the total activity), repay the input tax amounts deducted on the basis of the original agreement to the tax authority. Any violation of this notification obligation therefore entitles the Lessor to terminate the existing lease agreement with immediate effect. It is noted that the Lessor has calculated and agreed in the present form the rent settlement agreed in the present lease agreement on the basis of the exercise of an activity of the Lessee in the leased property, which almost exclusively entitles to deduct input tax.

4.8.	Offsetting

Any offsetting of any claims of the Lessee against the Lessor's claims arising from or in connection with the lease relationship and its termination is expressly excluded - unless mandatory statutory provisions oppose this or the claims are acknowledged in writing by the Lessor or established by the courts.

4.9.	Legal lien of the Lessor

The statutory right of lien of the Lessor pursuant to § 1101 ABGB to all items brought in is contractually extended to all claims of the Lessor arising from or in connection with this tenancy and its termination.

4.10.	Due date

4.10.1.	The agreed rent and the operating and ancillary cost discounts prescribed by the Lessor are due in advance on the fifth day of each calendar month and must be paid to the account to be disclosed by the Lessor. The Lessee shall be liable to the Lessor for reasonable costs and expenses caused by the delayed payment of rent for the claim operated, in particular for the necessary costs of appropriate out-of-court debt collection or contribution measures pursuant to § 1333 para. 2 ABGB. In this context, the Lessee undertakes to pay an appropriate reminder fee. The date of receipt is decisive for the timeliness of the payment. In addition, the Lessee must pay default interest in the statutory amount in the event of default of payment.

4.10.2.	Irrespective of other claims, the Lessor is entitled to suspend or interrupt the supplies and services to be paid within the scope of the operating and ancillary costs until payment after a written reminder and setting of a grace period is made, provided the Lessee is not merely slightly in default with the payment of the remuneration components in this regard.

5.	Rental purpose

5.1.	Use

5.1.1.	The lease shall be made exclusively for the purposes specified in point [9.] of the cover sheet.

Any other use or change of the purpose or the type of use is prohibited and requires the express prior written consent of the Lessor, which may only be refused for good cause, for example, if the Lessor would violate competition clauses agreed with other tenants (which must be proven at the request of the Lessee), or if the Lessor has justified concerns about the changed business purpose, due to the character of the building as an office and business building or the tenant structure.

5.1.2.	The Lessee undertakes to refrain for itself and all its co-users of the rental property in question, activities, omissions or tolerances that are associated with unreasonable harassment, impairment or endangerment of any kind whatsoever for the other tenants and users of the property.

It is noted that the loading of the freight elevator as well as the delivery and removal of goods must be done exclusively via the supplier access. Dangerous goods must be transported to and from outside normal office hours, if possible. The main entrance must not be used for this purpose. Supplier access and the load lift must be used with the greatest possible care and taking into account the interests of the other tenants.

5.2.	Official approvals

The Lessor is only liable for the fact that the rental property can be used for the purposes indicated in the approved plans when handed over in accordance with the building permit. The Lessee shall be responsible for obtaining and fulfilling a corresponding commercial permit and any other official permits required in addition to the existing permits - without any claim for compensation against the Lessor - at its own risk and at its own expense and shall be liable to anybody for violations. The Lessee shall also be liable at all times for the fulfilment of all current and future statutory or official provisions or requirements that are related to the use of the leased property by the Lessee, even if they are not yet known at the time of the conclusion of the Agreement.

5.3.	Payload capacity of the storey ceilings

The Lessee guarantees that it does not exceed the maximum payload of the storey ceilings of the leased property of 5 kN/m², in the area of raised floors of 3 kN point load per m² at any time.

5.4.	Liability

5.4.1.	Insofar as there is no liability arising from intentional or grossly negligent action, any liability of the Lessor towards the Lessee and – insofar as such liability exists – towards persons who use the leased property is excluded. In this case, the Lessor is liable exclusively for the direct damage, but not for consequential damages and/or profit reductions. Insofar as the Lessor is also entitled to further liabilities towards the companies it uses for the construction of the building, the Lessee is entitled to these to the same extent vis-à-vis the Lessor.

5.4.2.	The Lessee shall be liable for all damages culpably caused by the Lessee, its employees, customers, service providers, consultants or professionals, suppliers and other persons operating in its rental property.

5.5.	Competition protection

A competition protection for the Lessee is excluded and the Lessee hereby acknowledges with approval that the other areas/leased properties on the property are leased or otherwise used by the Lessor, whereby the Lessor is completely free in this lease or other use of the other areas of the building.

5.6.	Sublease/transfer, transfer of use, sale of company

5.6.1.	The Lessee is permitted to sublet the leased property in its entirety. Each sublease must be approved by the Lessor in writing before the conclusion of the respective sublease agreement, whereby the Lessor may only grant its consent for good cause (in particular for reasons, which are in the person of the subtenant – for example, the representative of the subtenant, compliance concerns regarding the subtenant, VAT damage, increased risk of terrorism by the Sub-Lessee – or the business purpose planned or exercised by the Sub-Lessee – such as increased risks, noise or environmental pollution for neighbours). In the case of a sublease of up to 50% of the areas leased to the Lessee (point 1.2), the Lessee is not subject to any restrictions with the exception of the aforementioned permit. For the sublease of the areas exceeding this percentage (thus 50.1%-100% of the leased areas), the Lessee undertakes to pass on 50% of the net monthly rent (Section 4.1) to the Lessor.

Irrespective of the aforementioned provision, the Lessee is entitled to sublet the leased property in whole or in part to companies in which it itself has a direct or indirect majority interest and the intended use is not changed as a result. However, the Lessee is obligated to inform the Lessor immediately in writing of a transfer of possession in each individual case, submitting all documents required to prove the participation relationships.

If the participation relationship between the Lessee and the respective company should be terminated at a later date, the right to use the leased property by this company also expires.

At the request of the Lessor, the Lessee is obligated to prove the continuation of the shareholding relationship in a suitable manner.

5.6.2.	If the Lessee sells the company operated in the leased property, it is obligated to notify the Lessor of this sale immediately. The Lessee shall be liable for any loss of rent due to the failure to make this announcement. The Lessee knows that the purchaser of his company will have to pay the agreed rent including operating and ancillary costs and VAT.

5.6.3.	Changes to the legal form of the Lessee and/or shareholdings in the Lessee must be notified to the Lessor immediately in writing; such changes require the written consent of the Lessor if a significant reduction in the Lessee's creditworthiness occurs as a result.

In the event of changes to the ownership structure on the part of the Lessee, in the event of transfer of rights and obligations from this Agreement – by way of universal succession or in the event of a sale of a company – the Lessor has the right to adjust the main rent to the level that is then in line with the market.

5.6.4.	A change of tenant that is not permitted without the consent of the Lessor shall also be deemed to be the change or departure of a personally liable shareholder of the Lessee or another shareholder relevant for the creditworthiness of the Lessee. This means that the departing shareholder shall be liable until the consent of the Lessor - without prejudice to the liability according to the provisions of commercial law - to the same extent for the fulfilment of all current and future tenant obligations, which would exist in the Company if it remained unchanged. The Lessor is obliged to consent if the Lessee proves to it that the change/withdrawal of the shareholder does not lead to any deterioration of the Lessee's creditworthiness and there are no important reasons against the person of the entering shareholder. The statutory liability of the departing shareholder is not restricted by the consent of the Lessor. Irrespective of its legal form, the Lessee must inform the Lessor about any change in the company or company as well as about all changes in liability-relevant circumstances regarding its person, e.g. capital reduction, change of a relevant shareholder.

5.7.	Work by the Lessor

5.7.1.	The Lessor may perform work, for maintenance, repair, servicing changes, improvement or to avert imminent dangers or to remedy damages either to the property, of the office and commercial building and the associated areas and facilities or a rental property as a whole or in parts thereof, together with its respective equipment, attachments, facilities and installations or to maintain operations, make sense or are otherwise required by the authorities or by law, the following, however, against timely prior information of the Lessee while protecting the tenancy law and taking into account its business operations.

5.7.2.	The Lessee must tolerate the temporary use and modification of its leased property if this is necessary for the execution of the work and may not hinder or delay the work, provided that it is not significantly hindered or endangered in the exercise of its lease right. Insofar as such measures are only expedient, the Lessee must tolerate them – irrespective of the inapplicability of this provision – within the framework of § 8 MRG. At the request of the Lessor, the Lessee is obliged to remove its equipment in the leased property that proves to be obstructive in the work for the duration of the work. The Lessee is not entitled to any claim for compensation against the Lessor due to such work.

5.7.3.	COVID-19 pandemic

The Lessee expressly waives the assertion of claims for rent exemption and rent reduction in accordance with §§ 1104, 1105 ABGB due to (i) unusability or limited usability of the leased property and/or (ii) statutory or official restrictions in connection with the current COVID-19 pandemic, such as in particular operating blocks, entry prohibitions or distance regulation.

6.	Maintenance and provision of the leased property

6.1.	Lessee’s maintenance obligations

6.1.1.	The Lessee has taken over the leased property in proper condition. The Lessor's maintenance obligation pursuant to § 1096 para. 1 sentence 1 ABGB is excluded by mutual agreement. The Lessee undertakes to use or allow to be used the leased property in accordance with the Agreement and in a gentle manner and to use it together with the equipment intended and/or leased for the leased property, facilities, systems and installations (such as electricity, water, heating/cooling, ventilation, etc. if they serve to supply the leased property exclusively for the purpose of supplying the leased property) for the duration of the Agreement - with amicable amendment of § 1096 ABGB - at its own expense, and insofar as this does not involve serious damage to the building or the elimination of a significant health hazard, and to renew if necessary. The maintenance obligations of the Lessee are, as all payment obligations, the main services arbitrated by the parties according to this Agreement.

6.1.2.	The Lessee shall be liable for damage to the leased property resulting from improper or otherwise contractual use of the leased property or from lack of maintenance, repair or installation. If the Lessee does not remedy such damages despite a written request within a set, reasonable period of time, the Lessor is entitled to have the absolutely necessary work carried out at the expense of the Lessee by way of a substitute performance. The Lessee undertakes to indemnify and hold the Lessor harmless with regard to the absolutely necessary costs incurred thereby.

The existing supply and disposal lines (such as electricity, gas, water, wastewater, etc.) may only be used to such an extent that no overload occurs, whereby the Lessor is responsible for ensuring that these lines are dimensioned according to the normally required requirements of a modern business operation. In the event of additional need, the Lessee may extend the supply line at its own expense after prior written consent of the Lessor, but the Lessor is only obliged to grant consent if no serious disruption of the other tenants is to be feared from this work.

In the event of disruptions or damage, the Lessee must ensure the immediate shutdown and notification of the Lessor or its representatives.

6.1.3.	Any serious damages to the building, whose repair is the responsibility of the Lessor, must be reported by the Lessee immediately from the time they become known.

6.1.4.	The maintenance and repair obligations of the Lessee also include the items brought into the leased property and installed by it.

6.1.5.	For the sake of clarity, it is stated that the Lessee is responsible for

‒	the inside of the façade/glass front shell;

‒	the complete window area (including parabet, window sill, lateral glass and frame surfaces as well as window cladding towards the glass facade as well as various ventilation slits and blinds in the facade);

‒	fire doors and fire extinguishers in the leased property;

‒	pipe blockages up to the main pipe;

‒	the systems assigned to the rental property (such as fan coils or emergency power system)

‒	Thorough cleaning of the floors.

6.2.	The Lessee must have the maintenance, servicing and installation obligations incumbent on it carried out without exception by authorised traders and must prove this at the request of the Lessor and, if necessary, submit the proper maintenance and service documentation. Changes by the Lessee

6.2.1.	The Lessee is only entitled with the consent of the Lessor to carry out structural (alterations) changes, unless the change is reasonable for the Lessor in consideration of the mutual interests, in particular because it is necessary or slightly or easily rectified for the contractual use of the leased property. However, any structural change, redesign, etc. of the leased property must be reported to the Lessor in writing before execution by submitting the plans. The Lessor will not unreasonably refuse its consent to the indicated construction measures.

6.2.2.	Any permits/permits required beyond the building permits existing at the time of handover must be obtained by the Lessee at its own expense.

6.2.3.	The Lessee undertakes to indemnify and hold harmless the Lessor against any claims of any kind raised by third parties in connection with the implementation of such (changes) and to remedy any damages caused by these without delay at its own expense.

6.2.4.	The Lessee shall refrain from any disruption and impairment of other lessees or users of the property or the Lessor during the construction of the (changes). If these are unavoidable, they must be kept as low as possible, whereby other tenants or the Lessor must be compensated appropriately. The work may only be carried out at the times agreed with the Lessor. Contamination and damage to general parts must always be removed or repaired by the Lessee without delay at its own expense.

6.2.5.	The Lessee's maintenance, upkeep and repair obligation pursuant to point [6.1.] of this Agreement also includes the changes made by the Lessee to the leased property.

6.3.	Accessibility of components, equipment, systems, equipment or installations in the rental property

Components, equipment, systems, facilities or installations in the rental property that must necessarily be accessible for the purpose of inspection, reading, cleaning, maintenance, maintenance or setting or similar (such as in particular access to shafts, water shut-off valves, electricity meters, consumption reading devices or supply and disposal lines) must be kept accessible by the Lessee or, if necessary, made accessible immediately at its own expense.

6.4.	Provision of the leased property

6.4.1.	At the end of the tenancy, the leased property must be returned to the Lessor in proper condition, cleared of all roads and swept clean, taking into account normal wear and tear through intended use, including all keys and code cards handed over or reproduced by the Lessee itself.

6.4.2.	At the end of the tenancy, all changes to the leased property (e.g. installations, additions and conversions) made by the Lessee shall become the property of the Lessor without compensation, unless otherwise agreed in this regard in individual cases. The specific design will be determined by mutual agreement and separately for each conversion project within the framework of the approval discussions to be carried out in accordance with point 6.2.1. For the expansion of the areas as a laboratory, it applies in any case that they do not have to be dismantled. The Lessee may leave the laboratory furniture at its own discretion either in the respective leased property or remove it from the leased property upon return.

6.4.3.	In the event of termination of the tenancy, the Lessee waives, for whatever reason, an investment replacement for any investments made, unless otherwise agreed in writing between the Lessee and Lessor in individual cases.

6.4.4.	At the end of the tenancy, the Lessee undertakes to hand over the complete maintenance and service documentation regarding the rental property, including its equipment, systems, facilities and installations. In the event of non-fulfilment, the Lessor is entitled to carry out a general overhaul of the relevant equipment, systems, equipment and installations at the expense of the Lessee.

6.4.5.	If the Lessee does not comply with the obligations or does not do so in a timely manner, the Lessor is entitled to clean the rooms at the expense of the Lessee and, if necessary, remove and dispose of installations, lines and cables.

6.5.	Delayed provision of the rental property

Irrespective of any further claims of the Lessor, the parties to the Agreement agree to a contractual penalty in the amount of three current gross monthly rent if the leased property is not handed over by the Lessee at the agreed or legally determined (evacuation) date in the agreed condition. This does not affect the Lessor's claim to charge the Lessee a usage fee for a delayed provision. This usage fee for each month of exceedance or use without a title is a current gross monthly rent, for parts of one month in only aliquot amount.

6.6.	Lessor’s right of access

The Lessee undertakes the Lessor or its vicarious agents for the preparation and execution of necessary work (in particular within the meaning of point [5.7.]), which the Lessee must tolerate, to inspect the condition of the leased property, to show the prospective lessee the rental property during the last six months prior to the end of the lease relationship or to allow access to the rental property for other important reasons at normal times, namely after prior notice, in the event of imminent danger, even without notice and at any time, also outside normal business hours.

6.7.	Technical systems of the Lessor

The Lessee acknowledges and agrees that technical systems, in particular from the area of telecommunications and energy generation, can be erected by the Lessor itself at its own discretion or by other lessees with the consent of the Lessor in and/or on parts of the building and/or on (partial) areas outside of the building. The Lessee may only derive legal consequences from this if significant impairments of the use occur due to such systems, which the Lessee must prove.

7.	Insurance policies

7.1.	The Lessee is obligated, from the time of handover of the leased property, to cover its operational risks by concluding suitable and appropriate insurance Agreements, to maintain these uninterruptedly for the duration of the lease and to prove their content and existence including proof of premium payment at the request of the Lessor at any time. In particular, the Lessee must take out a business bundle insurance for the furniture and accessories (including at least fire, mains water damage, burglary, theft and glass breakage insurance) as well as a corresponding business liability insurance for all business-related risks.

7.2.	The Lessee may not do, refrain from or permit anything with regard to the leased property to give rise to the increase of the insurance premiums for the building and/or the property. The resulting premium increases of the insurance policies concluded by the Lessor for the building or the property, including its systems, equipment and installations, shall be made exclusively by the Lessee.

7.3.	The Lessor is entitled to take out insurance against terrorism and sabotage in the event of a justified need and to offset the costs via the operating and ancillary costs.

8.	Sale of the property

In the event of the sale of the property, it is agreed that the property purchaser will enter into the present lease agreement by taking over the entire lease agreement, i.e., also with regard to duration and notice period, (complete entry of the property purchaser).

9.	General Terms and Conditions of Agreement

9.1.	Severability clause

Should one or more provision(s) of this Agreement be or become invalid or void, this shall not affect the validity and validity of the remaining contractual provisions. The contractual parties undertake to agree on a valid and effective provision as soon as possible, which most closely corresponds to the economic meaning and purpose of the invalid or invalid provision. The contractual parties undertake to provide services in good faith.

9.2.	Agreement amendment/previous agreements

Any amendment or supplement to this Lease Agreement (including an amendment to the present form requirement itself) requires the written form to be legally valid; this also applies to a waiver of this form requirement. The present lease agreement reflects all agreements made. No oral ancillary agreements were made. This Agreement replaces all previous written and oral agreements in relation to the leased property.

9.3.	Legal succession

All rights and obligations arising from this Lease Agreement are transferred to any legal successors by both parties. Both contractual parties irrevocably waive the right to assert (extraordinary) termination and/or termination rights based on this transfer in the event of the transfer of ownership to the leased property.

9.4.	Communication, declaration of intent

Communications or declarations of intent based on this Agreement must be made in writing (also by fax), whereby the respective date of receipt is decisive.

The Lessee undertakes to notify the Lessor immediately of a change of address, otherwise deliveries to the last known address, in case of doubt to the address of the rental property, with the effect that they are deemed to have been received by the Lessee.

9.5.	Energy certificate

The presentation or handover of the energy certificate for the building in which the leased property is located does not constitute an explicit or tacit declaration regarding the condition of the leased property. Therefore, no claims or renovation/renovation obligations can be derived from it.

9.6.	Headings and references

Headings in this Agreement serve exclusively for a better overview and therefore have no normative meaning, do not restrict the respective contractual provisions and do not serve the interpretation. References to statutory provisions refer to the version applicable at the time of conclusion of the Agreement.

9.7.	Fees, costs

The necessary costs for the charges of this Agreement shall be borne by the Lessee. The expected legal transaction fee must be paid by the Lessee to NHK lawyers before the conclusion of the lease agreement. It is agreed that the Lessor will have the amount of the legal transaction fee determined by the competent tax office by means of a decision by its legal representative. A self-assessment of the legal transaction fee will not take place.

The costs of consultants (such as lawyers, tax consultants, interior architects, etc.) in connection with the present Agreement creation shall be borne by each contractual party itself.

9.8.	Appendices

All appendices to this Agreement form an integral part of the Agreement.

9.9.	Place of jurisdiction

For all disputes arising from or in connection with this Lease Agreement, including disputes concerning the valid conclusion of this Lease Agreement, the District Court of Innere Stadt Wien is agreed as the exclusive place of jurisdiction. This Lease Agreement is subject to substantive Austrian law to the exclusion of conflict of laws rules.

9.10.	Declaration of the contractual parties

The contractual parties hereby expressly declare that that the entire Agreement, including all annexes, was discussed and understood, that agreement has been achieved with regard to each individual provision contained herein, that the reciprocal rights and obligations of the contractual parties under this Agreement are considered appropriate in consideration of all circumstances and do not lead to any undue disadvantage of a contractual party or any inappropriateness or improper disadvantage is expressly accepted by the contractual party concerned, and that the contractual parties have sufficiently informed themselves about the legal and economic consequences of each individual provision of this Agreement and have understood them. The contractual parties therefore waive the cancellation or adjustment of this Agreement due to error, change or elimination of the business basis as well as on another legal basis.

9.11.	Copy

This Agreement is drawn up in three copies, of which each contractual party receives one and a copy is provided for the tax office.

Vienna, on [____]

__________________________________ [Lessor]	_________________________________ [Lessee]

- 22 -